UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a – 16 or 15d – 16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 10, 2002

MADGE NETWORKS N.V.
(Translation of registrant’s name into English)

Keizersgracht 62-64
1015 CS Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Page 1 of 9 Pages
Exhibit Index appears on page 4

MADGE NETWORKS N.V.

Item 1. Press Release

     Attached as Exhibit 1 to this Form 6-K is a copy of the Press Release issued by Madge Networks N.V. on June 10, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Madge Networks N.V.

By:	/s/ Martin Malina

Martin Malina Managing Director

Date: October 7, 2002

EXHIBIT INDEX

Exhibit	Page

Press Release	5

(MADGE LOGO)

Madge Networks N.V.
Keizersgracht 62-64
1015 CS Amsterdam
The Netherlands

Main: (+44) 1753 661 000
Fax: (+44) 1753 661 011

MADGE NETWORKS N.V. ANNOUNCES TRANSFER
TO THE NASDAQ SMALLCAP MARKET

     Amsterdam, The Netherlands (June 10, 2002) — Madge Networks N.V. (NASDAQ: MADGF), a global supplier of advanced networking product solutions, today announced that The Nasdaq Stock Market has approved the Company’s application to transfer its common stock to The Nasdaq SmallCap Market. The Company’s securities will commence trading on The Nasdaq SmallCap Market effective June 11, 2002 and will continue to trade under the symbol MADGF.

     The Company requested the transfer to The Nasdaq SmallCap market because it did not meet two of the requirements of the Nasdaq National Market, to have a $3.00 per share closing bid price and to have a minimum market value of publicly held shares of $15,000,000, both for a minimum number of consecutive trading days. Madge currently meets The SmallCap Market’s continued listing requirements for foreign private issuers. The requirement for a minimum bid price of $1.00 is not applicable to securities of foreign private issuers.

     “We are very pleased to confirm that we are able to maintain a Nasdaq listing and to continue to provide our investors access to all the benefits of The Nasdaq Stock Market,” said Martin Malina, CEO Madge Networks. “With the uncertainty surrounding our continued listing resolved and with our new wireless product set announced we can now focus fully on the task at hand, the development of a profitable growth future for Madge.”

ENDS

     About Madge Networks N.V.
Madge Networks N.V. (NASDAQ: MADGF) is a global supplier of advanced networking product solutions to large enterprises, and is the market leader in Token Ring. Madge Networks is pioneering next generation networking solutions, which enable the painless deployment of wireless and also 100Mbps and Gigabit speed IP-based applications within existing corporate networks while protecting customers’ investments in Token Ring. Madge Networks also has an associate company, Red-M™, a market leader in wireless networking solutions. Madge Networks’ main business centers are located in Wexham Springs, United Kingdom and New York. Information about Madge Networks’ complete range of products and services can be accessed at www.madge.com.

     Private Securities Litigation Reform Act Statement
Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks. Forward-looking statements in this press release include statements that refer to the ability of Madge to remain listed on The Nasdaq SmallCap market and to develop a profitable growth future for Madge and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge Networks’ recent SEC filings.

     Madge, the Madge logo, Madge.connect and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated or associated companies. Other trademarks appearing in this release are those of their respective owners.

Contact: Madge Networks, Wexham Springs, United Kingdom
Investor Relations
Rhonda Hainsworth, Investor Relations Manager
MADGE NETWORKS N.V.
UK tel: +44 1753 661 609 or US tel: +1 212 709 1007

6